PRESS RELEASE
Contacts:

Nipro Corporation	Home Diagnostics, Inc.
Luis Candelario	Investors:
President	Ronald L. Rubin
Nipro Medical Corporation	Chief Financial Officer
(305) 599-7174	Home Diagnostics, Inc.
(954) 332-2128

The Ruth Group
Nick Laudico / Zack Kubow (investors)
(646) 536-7030 / 7020
nlaudico@theruthgroup.com
zkubow@theruthgroup.com
NIPRO CORPORATION AND HOME DIAGNOSTICS, INC. ANNOUNCE SUCCESSFUL
COMPLETION OF TENDER OFFER FOR SHARES OF HOME DIAGNOSTICS, INC
          OSAKA, JAPAN AND MIAMI, FLORIDA USA — March 12, 2010 — Nipro Corporation (Tokyo Stock Exchange and Osaka Stock Exchange Ticker Code 8086) and Home Diagnostics, Inc. (NASDAQ: HDIX) today announced the successful completion of the offer to purchase all outstanding shares of the common stock of Home Diagnostics, Inc. by Nipro’s wholly-owned subsidiary, Nippon Product Acquisition Corporation (the “Purchaser”).
          The offer expired at 12:00 midnight, New York City time, on March 11, 2010. Based on information provided by Wells Fargo Bank, National Association, the depositary for the offer, 16,293,824 Home Diagnostics shares (including 374,405 shares tendered pursuant to guaranteed delivery procedures) were validly tendered and not withdrawn immediately prior to the expiration of the offer. The tendered shares represent approximately 95.85% of Home Diagnostics’ outstanding shares. All shares that were validly tendered and not withdrawn immediately prior to the expiration of the offer have been accepted by the Purchaser for payment. The Purchaser will pay for all such shares promptly.
          The Purchaser intends to promptly effect the a short-form merger under Delaware law pursuant to which Home Diagnostics will become a wholly-owned subsidiary of Nipro. As a result of the merger, all outstanding shares of Home Diagnostics common stock (other than any (i) treasury shares, shares held by any Home Diagnostics subsidiary or shares held by Nipro or any of its subsidiaries and (ii) shares held by a holder who has not voted in favor of or consented to the merger and who has properly demanded and perfected the holder’s appraisal rights under Delaware law) will be cancelled and cease to be outstanding and will be converted into the right to receive $11.50 in cash, without interest and less any required withholding taxes.
          Following the merger, Home Diagnostics’ shares will cease to be traded on the Nasdaq Global Select Market and Home Diagnostics no longer will be required to file with the U.S. Securities and Exchange Commission certain information and periodic reports.

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About Nipro Corporation
          Nipro Corporation (Tokyo Stock Exchange and Osaka Stock Exchange Ticker Code 8086), founded in 1954, is engaged directly and through its subsidiaries principally in the development, manufacture and sale of medical devices, pharmaceutical products and medical and glass products. Nipro’s medical device division is engaged in the manufacture and sale of medical devices and its related products, the development, manufacture and sale of cell culturing-related products, as well as the development and sale of diabetes-related products. Nipro also currently markets its own insulin pump through its U.S. diabetes division. Nipro’s pharmaceutical division is engaged in the research, manufacture and sale of pharmaceuticals, such as blood derivatives. The instrument division of Nipro manufactures and sells glass pipes and other glass products, including the inner bottles of thermos bottles. Nipro and its subsidiaries also sell medical device manufacturing equipment and conduct real estate leasing and non-life insurance agency businesses. For more information please visit www.nipro.co.jp.
About Home Diagnostics
          Based in Fort Lauderdale, Florida, Home Diagnostics (NASDAQ: HDIX) is a leading developer, manufacturer and marketer of diabetes management products. Home Diagnostics offers a portfolio of high-quality blood glucose monitoring systems that spans the spectrum of features and benefits to help every person with diabetes better monitor and manage their disease. The Home Diagnostics product line includes TRUE2go™, TRUEresult®, TRUEtrack®, TRUEbalance™, Sidekick®, TRUEread® and Prestige IQ® blood glucose monitoring systems. The products are available in more than 45,000 pharmacies throughout the U.S. Home Diagnostics is the exclusive co-brand supplier of blood glucose monitoring systems for leading pharmacies including CVS, Rite Aid and Walgreens, as well as distributors such as AmerisourceBergen, Cardinal Health, McKesson, Invacare and Liberty Medical. Home Diagnostics was named one of Forbes magazine’s “200 Best Small Companies” in 2008, and in 2009 received several recognitions for the company’s TRUE2go blood glucose meter, including a Medical Design Excellence Award (MDEA) and a Gold Award in the Medical/Test Equipment category as part of appliance DESIGN Magazine’s 22nd Annual Excellence in Design (EID) Awards Competition. For more information please visit www.homediagnostics.com.
Forward-looking statements
          The statements made in this press release which are not historical facts are forward-looking statements. As a result of a number of factors, actual results could differ materially from those set forth in the forward-looking statements. Factors that might cause actual results to differ materially from those in the forward-looking statements include those factors set forth under the heading “Risk Factors” in Home Diagnostics’ annual report on Form 10-K for the year ended December 31, 2008. The forward-looking statements are made only as of the date of press release. Except as otherwise required by law, Nipro and Home Diagnostics each specifically disclaim any obligation to update any of these forward-looking statements.
          TRUE2go, TRUEresult, TRUEbalance, TRUEtrack, Sidekick, TRUEread, Prestige IQ, TRUEfill and TRUEtest are trademarks of Home Diagnostics. All other trademarks are property of their respective owners.
[HDIX-F]
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